October 5, 2021

Via EDGAR

Office of Trade & Services,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Dillon Hagius
Suzanne Hayes

Re:	Thimble Point Acquisition Corp. Registration Statement on Amendment No. 1 to Form S-4 Filed September 8, 2021 File No. 333-257982

Ladies and Gentlemen:

On behalf of Thimble Point Acquisition Corp. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Amendment No. 1 to Form S-4 filed on September 8, 2021 (the “Registration Statement”) contained in the Staff’s letter dated September 30, 2021 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have set out the text of each of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we intend to publicly file via EDGAR an Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) on the date hereof. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 2.

Securities and Exchange Commission October 5, 2021	- 2 -

Notice to shareholders, page i

1.	We note your response to comment one and reissue our comment. Please provide further explanation with respect to the following:

•

It is unclear how Securities Act Sections Compliance and Disclosure Interpretation Questions 103.04 and 134.02 apply to your situation. Please identify any exemptions you relied on in decision not to register the issuance of Rollover Options and Assumed Warrants.

•

Your response indicates your belief that the common shares underlying the Rollover Options and Assumed Warrants can not be registered on this registration statement but the 132,395,625 shares being registered appears to include the shares underlying the Rollover Options and Assumed Warrants.

•	To the extent you plan to register the shares on a Form S-8, please clarify that such shares were offered as part of an employee benefit program.

Response: The Company acknowledges the Staff’s comment, and with respect to the Rollover Options, we believe that registration is not required pursuant to Securities Act Rules Compliance and Disclosure Interpretation Questions 271.17, which provides that, where derivative securities of the target company are assumed by the acquirer and by their terms become derivative securities for an economically equivalent amount of acquirer securities, the acquirer would not need an exemption for the assumption of such derivative securities, provided that at the time of grant by the target the compensatory benefit plan under which they were issued permitted this assumption without the consent of the holders of the derivative securities. The Pear In-the-Money Options outstanding prior to the closing of the merger will be converted into options to purchase an economically equivalent amount of THMA Class A Common Stock, and no consent of the Pear In-the-Money Option holders is required to permit the assumption.

However, the shares underlying the vested Rollover Options will be registered pursuant to this Registration Statement. The shares underlying the unvested Rollover Options, as well as the Rollover Options themselves will be registered on Form S-8. Such options and shares to be registered on Form S-8 were offered or will be offered as part of an employee benefit program.

With respect to the Assumed Warrants, all warrants will be exercised prior to closing, so no warrants will remain outstanding to be registered. All shares underlying the Assumed Warrants will be registered pursuant to the Registration Statement.

The shares underlying the vested Rollover Options and Assumed Warrants are included in the number of shares set out in the fee table on the Cover Page to the Registration Statement.

Merger Consideration, page 1

2.	Please disclose the earn out shares triggering events in the summary.

Response: The Company acknowledges the Staff’s comment and has disclosed the triggering events for the earn out shares beginning on page 2 of Amendment No. 2.

THMA’s Directors and Officers Have Financial Interests in the Business Combination, page 6

3.

We note your response to comment 5 and your revised disclosure on pages 70 and 265. Please further revise your disclosure to clarify that the sponsors and affiliates can earn a positive rate of return on their investment, even if the other SPAC shareholders experience a negative rate of return in the post business combination company. Additionally, revise your Summary to highlight this information.

Securities and Exchange Commission October 5, 2021	- 3 -

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to clarify that the sponsors and affiliates can earn a positive rate of return on their investment on pages 6 and 70 of Amendment No. 2.

Certain of THMA’s and directors are now, and may in the future become, affiliated with entities engaged in business activities similar . . . , page 73

4.

We note your response to comment 23. Please disclose whether the fact that your Amended and Restated Certificate of Incorporation waived the corporate opportunities doctrine impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has provided this disclosure on page 74 of Amendment No. 2.

Information about Pear Products and Pipeline, page 159

5.

We note your response to comment 13. Please revise the pipeline table on pages 161 and 182 to better enable investors to understand whether each development stage is completed or whether it is still in progress. For instance, it is not clear whether the acute and chronic pain indication has completed the proof of concept stage or if it is still in the proof of concept phase.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 160 and the related pipeline tables on pages 161 and 184 to indicate the stage of development.

6.

We note your response to comment 14. Please provide more information about your relationship with the specific “content partners” listed in your pipeline table on page 161. While it appears that the BeHealth Agreement is connected to your content partnership with the University of Virginia, there does not appear to be any description of what your partnerships with the other content partners listed in this table, like Dartmouth or USC, entail. Ensure that the terms of these partnerships are disclosed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure beginning on page 161 of Amendment No. 2 to address the Staff’s comment.

Securities and Exchange Commission October 5, 2021	- 4 -

Our Development Pipeline, page 182

7.

We note your response to comment 17. Based on your disclosures and the table presented on pages 161 and 182, there are 3 commercialized products, reSET, reSET-O, and Somryst. Your disclosures state that the company has a pipeline of 14 product candidates, when the table presents 14 “therapeutic areas/indication” that are not attributable to any product candidates. Please clarify the tables to identify the product candidates by name or internal reference number under the column “product,” for the indications disclosed under the column “therapeutic area/indications” in the tables. Additionally, revise your disclosures to match the tables by identifying the projects in your pipeline as either product candidates or therapeutic indications as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the pipeline tables on pages 161 and 184 to identify the applicable internal reference number.

License Agreement, page 186

8.

We note your disclosure on page 187 that you have three “material” license agreements with The Invention Science Fund I, LLC, Red 5 Group, LLC, and BeHealth Solutions, LLC. File these agreements as exhibits or provide an analysis supporting your determination that they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed Pear’s license agreements with The Invention Science Fund I, LLC and amendment thereto, Red 5 Group, LLC and BeHealth Solutions, LLC as exhibits 10.31 and 10.32, 10.33 and 10.34, respectively, to Amendment No. 2.

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Securities and Exchange Commission October 5, 2021	- 5 -

If you have additional questions or require any additional information with respect to Amendment No. 2 or this letter, please do not hesitate to contact me at (212) 558-4243 or by email (sawyerm@sullcrom.com).

Very truly yours,

/s/ Melissa Sawyer

cc:	Christine Torney

Lynn Dicker

(Securities and Exchange Commission)

Elon S. Boms

(Thimble Point Acquisition Corp.)

Corey McCann

(Pear Therapeutics, Inc.)

David Broadwin

Stacie Aarestad

(Foley Hoag LLP)

Jocelyn Arel

Michael R. Patrone

(Goodwin Procter LLP)